Exhibit 99.(a)(1)(I)

Form of E-Mail Reminder Notice

Dear Employees:

Reminder – Offer to Exchange Cancellation Date Approaching

This Notice is to remind you of the approaching deadline for you to elect whether or not to participate in the Offer to Exchange provided to you with related documents on February 7, 2003. Terms not explicitly defined in this Notice will have the same definitions as used in the Offer to Exchange.

Whether or not you accept the Offer to Exchange, you need to make your election, sign the Election Form and deliver the Election Form to Anthony Marucci in our Princeton, New Jersey office or David Wilson in our Milpitas, California office via e-mail, facsimile or regular mail before 12:00 midnight, Eastern Time, on March 7, 2003 (or a later date if the Exchange Offer is extended, the “Expiration Date”).

•	Election Forms delivered via e-mail should be sent to optionexchange@medarex.com.

•	Election Forms delivered via facsimile should be sent to Mr. Marucci at (908) 713-6002 or Mr. Wilson at (408) 545-2799.

•	Election Forms delivered via regular mail should be sent to Medarex, Inc., attention: Anthony Marucci, 707 State Road, Princeton, NJ 08540, or to Medarex, Inc., attention David Wilson, 521 Cottonwood Drive, Milpitas, CA 95035.

Election Forms must be received by Anthony Marucci or David Wilson no later than 12:00 midnight, Eastern Time, on the Expiration Date, not merely placed in the mail or other delivery system by the Expiration Date. If you send your Election Form via e-mail or facsimile, please send your original signed Election Form via regular mail to Medarex, Inc., attention: Anthony Marucci, 707 State Road, Princeton, NJ 08540, or to Medarex, Inc., attention David Wilson, 521 Cottonwood Drive, Milpitas, CA 95035, as soon as possible.

If you have questions about delivery, you may contact Anthony Marucci at (609) 430-4214, or David Wilson at (408) 545-2722. Alternatively, you may reach either Mr. Marucci or Mr. Wilson via e-mail at optionexchange@medarex.com.